EXHIBIT (a)(5)(ii)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------|
LAURENCE PASKOWITZ,                    |
                                       |
                        Plaintiff,     |
                                       |
            - against -                |   C.A. No. 19460
                                       |
FRANK R. COHEN, ROBERT GENOVA,         |
CSABA TORO, MARTEN PIETERS, ROB        |
VAN VLIET, GERALD YELLIN, JEROME       |
VOLKMAN, EUROWEB INTERNATIONAL         |
CORP., KONINKLIJKE KPN N.V.,           |
EVEREST ACQUISITION CORP., and PAN     |
SOURCE B.V.                            |
                                       |
                       Defendants.     |
---------------------------------------|

                             CLASS ACTION COMPLAINT

         Plaintiff alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. This is a class action on behalf of the public holders of the common stock of EuroWeb International Corp. ("EuroWeb" or the "Company"), against its directors and the controlling shareholder of EuroWeb in connection with the proposed acquisition of the publicly owned shares of EuroWeb common stock by its majority controlling shareholder, defendant KPN (as defined herein).

         2. On February 20, 2002, KPN announced that it was launching a tender offer to acquire the outstanding common stock of EuroWeb that it did not then already own for $2.25 per share (the "Tender Offer"). KPN, which already owns over 52% of EuroWeb's outstanding shares, plans to effectuate a short-form merger in the event it obtains over 90% ownership as a result of the offer ("Merger") (together, the Tender Offer and the Merger are referred to as the

"Proposed Transaction"). Significantly, the Tender Offer is being made without the prior approval of, or negotiations with, the Board of Directors of EuroWeb or any Special Committee thereof (even assuming that a properly constituted Special Committee could have been formed).

         3. The consideration that KPN has offered to members of the Class (as defined below) in the Tender Offer is unfair and inadequate because, among other things, the intrinsic value of EuroWeb's publicly owned stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and future profitability, including, but not limited to, the value of EuroWeb's highly coveted Hungarian subsidiary EuroWeb Rt. (defined herein). Indeed, as explained herein, KPN's true purpose in making the Tender Offer is to acquire 100% ownership in EuroWeb and its subsidiaries at a discount

         4. Importantly, the documents disseminated to EuroWeb's public shareholders in connection with the transaction, including the Form SC-TO-T (the "Tender Offer Statement", (which includes, inter alia, the Offer to Purchase)), are materially false and misleading and fail to provide EuroWeb's minority shareholders with essential and meaningful information they need to assess the fairness and reasonableness of the proposed transaction. In particular, in a transaction such as the one at issue here, the majority shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Tender Offer Statement, KPN has violated its disclosure obligations by:

            (a) failing to disclose all material information regarding the value and prospects of EuroWeb;

            (b) failing to disclose that the real reason for the proposed transaction is to acquire 100% of EuroWeb's highly valuable Hungarian subsidiary at a substantial discount;

            (c) creating a false impression that valuations based on net book value and/or liquidation value are immaterial, improper or irrelevant methods of valuating EuroWeb;

            (d) failing to disclose that the premium implied by the $2.25 per share price is materially inadequate in comparison to the net book value and/or liquidation value of EuroWeb;

            (e) falsely implying that KPN has an adequate basis for assessing whether the Proposed Transaction is fair and failing to disclose what are the "key bases for determining the value of an Internet Service Provider";

            (f) failing to disclose why, in connection with the Proposed Transaction, KPN decided not to perform a discounted cash flow analysis, a premiums paid analysis, a minority squeeze-out analysis, a leveraged buy-out analysis, and/or a liquidation analysis;

            (g) failing to adequately quantify EuroWeb's liabilities relative to its cash on hand and marketable securities of approximately $16 million and failing to disclose the amount of cash and marketable securities remaining upon consummation of the Proposed Transaction;

            (h) failing to disclose information regarding the current acquisitions EuroWeb is considering and EuroWeb's prospects for acquisitions in the future;

            (i) failing to disclose if there are any outstanding bids for EuroWeb or if KPN is having discussions regarding the sale of EuroWeb subsequent to consummation of the Proposed Transaction; and

            (j) failing to disclose the value EuroWeb's Board of Directors placed on the Company in February 2001 when KPN was considering a consolidation of EuroWeb with other KPN subsidiaries.

            5. In sum, KPN is attempting to acquire EuroWeb's public shareholders' financial stake without affording them fair consideration for their shares and full and candid disclosures. Injunctive relief in this action is essential to protect the interests of EuroWeb's minority shareholders.

                                   THE PARTIES

         6. Plaintiff has been the owner of shares of the common stock of EuroWeb since prior to the wrongs herein complained of and continuously to date.

         7. EuroWeb is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 445 Park Avenue, 15th Floor, New York, NY 10022. EuroWeb is an Internet Service Provider ("ISP") that provides access to the Internet principally for business customers; maintains computers known as "servers," which store, and allow for access to, Websites; and develops content, including graphics and database for Websites. EuroWeb is the holding entity of four business ISPs in: Hungary (49% owned) (hereinafter "EuroWeb Rt."), Slovakia (100% owned), Romania (100% owned) and Czech Republic (100% owned).

         8. Defendant Koninklijke KPN N.V., a Dutch corporation, is an international telecommunications (telecom) company that offers business and residential customers a wide range of services. Koninklijke KPN N.V. currently owns 52.8% of EuroWeb, which is complementary to KPN's 75.2% ownership in Hungarian Data/IP operator PanTel Tavkozlesi es Kommunikacios Rt. ("PanTel"), a leading Hungarian business communications carrier and an indirect subsidiary of Koninklijke KPN N.V. Pantel is exploiting an extensive national fibre optic network in Hungary with extensions to most of its neighboring countries. Pantel owns a 51% interest in EuroWeb Rt. Koninklijke KPN N.V. trades on the New York Stock Exchange and has a market capitalization of approximately $5.7 billion.

         9. Defendant Everest Acquisition Corp., a Delaware corporation formed for the purpose of acquiring EuroWeb, is a wholly owned subsidiary of Pansource B.V., a Dutch corporation which is, in turn, an indirect wholly owned subsidiary of KPN Koninklijke. (Hereinafter, Everest, Pansource and KPN Koninklijke are collectively referred to as "KPN").

         10. Defendant Frank R. Cohen ("Cohen") is Chief Financial Officer and has been a Director and Secretary of the Company since its inception in 1992, and Chairman of the Board since February 6, 1997. Cohen also held the position of Chief Executive Officer of the Company from February 1997 to October 1999.

         11. Defendant Robert Genova ("Genova") is and has been a Director of the Company since September 1998. Defendant Genova also was President and Treasurer of the Company from September 1998 to October 1999. Since October 1999, Genova has been Chief Executive Officer and President of the Company.

         12. Defendant Csaba Toro ("Toro") has been a Director and Vice President of the Company since September 1998, and has also been the Company's International Managing Director of all European Operations since October 1999. Since January 2001, Toro has been PanTel's Chief Operations Officer and Deputy Chief Executive Officer. On February 15, 2002, Toro was elected Chief Executive Officer of PanTel.

         13. Defendant Marten Pieters ("Pieters") has been a Director of the Company since February 2000. Pieters is also a member of KPN's Board of Management and, in such capacity, is responsible for KPN's international activities in Europe and the United States.

         14. Defendant Rob van Vliet ("Van Vliet") has been a Director of the Company since May 2000. Since 1998, Van Vliet has been responsible within KPN for the international IP/data activities as developed in KPNQwest and recently EuroWeb.

         15. Defendant Gerald Yellin ("Yellin"), a Vice President of the investment banking house of Bear, Stearns & Co. Inc., has been a director of the Company and a member of its audit committee since November 2001. Yellin was appointed a director because EuroWeb had been notified by The Nasdaq Stock Market that it was not in compliance with The Nasdaq SmallCap Market's independent director and audit committee requirements under Marketplace Rule 4350.

         16. Defendant Jerome Volkman ("Volkman"), managing partner of Volkman & Co., a certified public accounting firm in New York, has been a director of the Company and a member of its audit committee since November 2001. Volkman was appointed a director because EuroWeb had been notified by The Nasdaq Stock Market that it was not in compliance with The Nasdaq Small Cap Market's independent director and audit committee requirements under Marketplace Rule 4350.

         17. By reason of their affiliation with KPN, or their employment by EuroWeb, the majority of EuroWeb's directors suffer from divided loyalties in the proposed transaction.

         18. KPN, as majority shareholder, and the individual defendants owe the public shareholders of EuroWeb the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

         19. Plaintiff brings this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         20. This action is properly maintainable as a class action because:

            (a) The class is so numerous that joinder of all members is impracticable. The Company has approximately 4,666,000 shares of common stock outstanding held by hundreds, if not thousands, of class members.

            (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (ii) whether defendants are pursuing a scheme and course of business designed to freeze-out the public shareholders of EuroWeb in order to enrich KPN at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class and (iii) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

            (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the sane interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.

            (d) The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

            (e) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                             SUBSTANTIVE ALLEGATIONS

A. Background

         21. Since its initial investment in EuroWeb Rt., EuoWeb's Hungarian business, in November 1998 (through PanTel), KPN has consistently placed its interests ahead of the interests of EuroWeb and its public shareholders. Indeed, as reflected by KPN's initial investment in EuroWeb as well as the manner in which KPN subsequently solicited and rejected bids for EuroWeb, KPN's undisclosed goal has been either to sell all of its EuroWeb related entities or to obtain effective control over EuroWeb Rt. at a substantial discount. In addition, KPN has failed to disclose material information to EuroWeb shareholders in connection with these solicited and rejected bids.

         22. EuroWeb's relationship with KPN commenced in November 1998 when EuroWeb sold a 51% ownership interest in its Hungarian ISP subsidiary, EuroWeb Rt. to PanTel. EuroWeb Rt. was attractive to PanTel because PanTel wished to find customers for its Internet backbone and leased line (dedicated telephone lines made available to a specific user or group) capacity in Hungary, and EuroWeb Rt. had access to a large share of the local business market for leased lines and Internet protocol traffic.

         23. Subsequently, KPN became interested in the acquisition of a direct stake in EuroWeb. According to KPN such an investment would allow KPN "to obtain effective management control over EuroWeb Rt., a strong and growing business ISP in the Eastern

European region." KPN was also interested in EuroWeb's developing businesses outside of Hungary, and believed that the acquisition of EuroWeb would support its expansion plans in Eastern Europe.

         24. For its part, EuroWeb was interested in selling a controlling interest to KPN in order to be able to continue to make acquisitions without resorting to continual dilution of the interests of its stockholders. As stated by the Company in its Form 10-K for the fiscal year ending December 31, 2000. "The Company's business has shown continued growth since it entered the Internet field in January 1997, and the Company has made various acquisitions in Hungary, the Czech Republic, Slovakia and Romania." Indeed, since January 1997, EuroWeb had fueled its growth through acquisition, making approximately ten acquisitions worth over $12.7 million. EuroWeb determined that it needed to partner with a large, financially viable and technological leader in the business to continue this growth strategy.

         25. Thus, on October 22, 1999, EuroWeb and KPN agreed upon the terms of KPN's investment in EuroWeb that would give KPN a controlling 51% stake in EuroWeb. On February 11, 2000, EuroWeb stockholders approved the KPN investment.

         26. In November 2000, purportedly as part of a reconsideration of its Eastern European strategy, KPN began to consider several alternative transaction structures for its Eastern European data/Internet protocol assets (EuroWeb, PanTel and an interest in Powszechna Agencija Informacyjna S.A. ("PAGI"), a Polish company that provides wireless telecommunications services). KPN considered the possibility of PanTel acting as the consolidator in any restructuring, and seeking a local Hungarian listing with Global Depositary Receipts.

         27. Thus, in December 2000, a preliminary draft of a letter of intent was circulated among, PanTel, KPN and EuroWeb, et al., which provided that the stockholders of

PanTel and PAGI would contribute their shares in PanTel and PAGI, respectively, and receive in return a corresponding number of new EuroWeb shares on the basis of an exchange ratio to be determined in discussions that were expected to occur over the following month or two. The draft also contemplated that a listing for EuroWeb shares would be sought on a European exchange.

         28. In February 2001, KPN decided that it would not support the proposed combination of EuroWeb, PanTel and PAGI, in large part because KPN considered the EuroWeb board's expectation of the relative valuation of EuroWeb to PanTel to be too high. However, the Tender Offer Statement fails to indicate that amount that the EuroWeb Board expected, information a EuroWeb stockholder would deem critical in connection with determining the fairness and reasonableness of Proposed Transaction.

         29. In late February 2001, KPN engaged European Privatization and Investment Corporation ("EPIC"), to represent KPN in exploring the possible sale of KPN's interest in the three entities comprising KPN's Eastern European Internet protocol and data operations: (1) KPN's interest in EuroWeb, (2) KPN's 75.2% indirect interest in PanTel (combined with the 14.7% indirect interest of Pantel's other large shareholder for an aggregate 89.9% interest in PanTel), and
(3) KPN's interest in PAGI. According to KPN, KPN preferred to dispose of its interests in these entities as a group, "but was willing to consider bids for interest in the individual companies as well."

         30. In the spring of 2001, EPIC, KPN and EuroWeb prepared a data room and compiled an information memorandum and management presentation with respect to EuroWeb. Purportedly, KPN hoped to effect the disposition of its stake in EuroWeb by the third quarter of 2001. However, "No bids were received for KPN's interests in the three entities, EuroWeb, PanTel and PAGI, as a group."

         31. In September 2001, KPN entered into preliminary negotiations with two potential bidders in the sale process described above that it had begun with the help of EPIC. On September 17, 2001, KPN received a preliminary non-binding bid of (euro)4.8 million for 100% of EuroWeb Rt.-EuroWeb's Hungarian subsidiary-alone. KPN rejected this proposal "because KPN was concerned about the adverse effects on PanTel of losing EuroWeb Rt.'s distribution channel and customers in Hungary."

         32. On September 18, 2001, KPN received a second preliminary, non-binding bid of US$7 million for KPN's interest in EuroWeb. In this bid, the bidder offered to give KPN a promissory note in exchange for KPN's interest in EuroWeb. The bidder planned to merge with EuroWeb, and the resulting merged entity then would be obliged to pay KPN under the promissory note. KPN would get paid under the promissory note if and when the merger was successfully completed. In addition, following the bidder's merger with EuroWeb, KPN would be obligated to buy EuroWeb's 49% interest in EuroWeb Rt. KPN claims to have rejected this proposal "because it would have resulted in KPN receiving a fixed value for its shares without there being any guarantee of the value that would have been offered to EuroWeb's minority stockholders and because KPN believed this proposal was subject to significant legal and completion risks." Missing from the Tender Offer Statement is a statement regarding the value this offer place on EuroWeb as well as EuroWeb Rt, information that a shareholder would deem essential and meaningful in order to assess the fairness and reasonableness of the Proposed Transaction.

         33. In November 2001, discussions took place in relation to a third preliminary non-binding bid, which was for KPN's entire interest in EuroWeb, including management control over EuroWeb Rt. In discussions about a possible structure, the potential bidder conditioned its offer to acquire KPN's shares on the bidder's ability to take EuroWeb private and delist it from

The Nasdaq SmallCap Market. The bidder's plan was first to get control of the public shares for "a small premium over the market price" and only if that going-private acquisition were successful to buy KPN's interest for $2.70 per share. Significantly, the offer was also conditioned on a number of additional requirements, including that KPN transfer to the bidder a 5% interest in EuroWeb Rt. This would cause KPN to lose its majority control over EuroWeb Rt. The bidder would also require KPN to finance the costs associated with termination of management contracts at EuroWeb as well as pay for due diligence costs in the event the deal did not close. KPN also rejected this offer.

         34. Missing from the Tender Offer Statement is an adequate explanation of the value of the November 2001 offer. Significantly, the price per share of $2.70 offered KPN is significantly higher than the $2.25 being offered in connection with the Proposed Transaction. Also, there is no explanation as to whether offeror would be entitled to receive the Company's cash and marketable securities. Thus, there is no way for a EuroWeb stockholder to properly value this offer.

         35. On February 6, 2002, EPIC received a fourth preliminary non-binding bid for $1.75 per share in cash for one million shares of EuroWeb held indirectly by KPN, or approximately 40.6% of KPN's interest in EuroWeb. The bidder did not offer to buy any of the shares held by the public stockholders. Under the proposed structure, inter alia, the bidder would purchase the remainder of KPN's position in EuroWeb for $5.25 per share payable in the form of a promissory note with a three-year maturity with the aggregate payout subject to adjustment based on projected performance levels. In addition, prior to the purchase of EuroWeb shares, PanTel would have to sell its 51% indirect interest in EuroWeb Rt. to EuroWeb for an amount not to exceed $2.5 million. This offer was also rejected because "KPN did not believe that this offer was in the best interest of EuroWeb because the bidder was a financial investor only interested in buying a partial interest in EuroWeb...and the transaction would not support the value of the company or reduce the cost associated with maintaining EuroWeb as a public reporting company."

         36. As was the case with the prior offers, the Tender Offer Statement fails to disclose the value this fourth offer placed on EuroWeb, information that a shareholder would deem essential and meaningful in order to assess the fairness and reasonableness of the Proposed Transaction.

         37. Ostensibly as a result of the "failure" of these negotiations to result in a sale of EuroWeb, KPN determined that "its next best alternative" would be to purchase the outstanding shares of EuroWeb. According to KPN:

         This would have the advantage of eliminating the costs associated with maintaining EuroWeb as a public reporting company as well as facilitating the possible elimination of the cost of EuroWeb's U.S. office, while more closely consolidating ownership, management and control over the business in PanTel, possibly making the combined entity a more attractive package to a potential buyer of PanTel in the future. [emphasis added.]

         38. In reality, KPN had no interest in selling its interest in EuroWeb individually because it did not want lose control over EuroWeb Rt. which its deemed critical to the success of PanTel. In the absence of an acceptable bid for all of the EuroWeb entities, PanTel and PAGIS, KPN had no interest in any transaction that would result in a loss of control over the profitable and growing EuroWeb Rt. Thus, although KPN claims to have been willing to consider bids for interest in either EuroWeb, PanTel or PAGI, the only acceptable offer would have been for all three entities.

         39. Indeed, in the Tender Offer Statement, KPN states:

         For almost one year, KPN has actively been seeking a buyer for EuroWeb and, as described above under "Background of the Offer; Contacts with EuroWeb," no viable offers were submitted that would in KPN's judgement have generated cash proceeds to the Public Stockholders of EuroWeb that would be greater than the Offer Price.

For the foregoing reasons, this statement is materially false and misleading.

B.   KPN Decides to Purchase EuroWeb's Public Shares

         40. On February 20, 2002, KPN commenced the Tender Offer at a price of $2.25 per share, or $10.5 million in aggregate, for the outstanding shares of EuroWeb it does not already own. The proposed transaction is being made without the prior approval of EuroWeb's seven man board of directors, five of whom are conflicted with respect to the proposal by reason of affiliation with KPN or dependence on KPN for their livelihoods.

         41. In connection with the Proposed Transaction, Everest Acquisition, sent a letter to defendant Cohen stating, inter alia:

         We wish to take the Company private in order, among other things, to eliminate the expense associated with being a public reporting company. We are hopeful that by proceeding with a tender offer, Everest Acquisition Corp. will be able to complete its acquisition of the Company more quickly and Company stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement with the Company's independent directors.

         42. This letter, as well as the Tender Offer Statement in which it was contained, are materially false and misleading. As previously discussed, KPN's true purpose in taking EuroWeb private is to ensure that it maintains control over its valuable assets, including EuroWeb's interest in EuroWeb Rt. Moreover, nowhere in the Tender Offer Statement is an adequate valuation provided with respect to EuroWeb Rt. and/or EuroWeb's 49% interest in EuroWeb Rt.

         43. The Tender Offer Statement is also misleading because it falsely implies that KPN had an adequate basis in assessing whether the Proposed Transaction is fair. KPN based the price being offered EuroWeb's shareholders primarily on a premium over the market price of EuroWeb stock. First, the disclosure is incomplete; there is no explanation as to how the price was calculated. Second, as KPN admits, "EuroWeb's shares do not receive any coverage from Wall Street research analysts, and the trading market for EuroWeb's shares is relatively thin and illiquid given EuroWeb's small public float." Thus, the market price of EuroWeb stock is the least likely indicator of the value of the Company's public shares. All of the foregoing are material facts a EuroWeb stockholder would need in order to adequately assess the Tender Offer.

         44. The consideration to be paid to the class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of EuroWeb is materially in excess of $2.25 per share, giving due consideration to the prospects for growth and profitability of EuroWeb in light of its business, earnings and earnings power, present and future; (b) the $2.25 per share price offers an inadequate premium to the public stockholders of EuroWeb; and (c) the $2.25 per share price is not the result of arm's length negotiations but was fixed arbitrarily by KPN as part of its plan to obtain complete ownership of EuroWeb, its assets and business at the lowest possible price. Furthermore, the offer price does not reflect the inherent value of EuroWeb's key subsidiary, EuroWeb Rt., which continues to perform well. Nor is any information provided regarding the value of the Company's other subsidiaries.

         45. Indeed, in its Form 10Q for the quarter ended September 30, 2001, the Company has reported assets of $18,036,874, and total assets of $26,878,960, with total current liabilities of $2,040,498 and total liabilities of $2,403,407. Thus, the total stockholders' equity amounts to $24,475,553 or on a per share basis $5.25 of which $3.87 is attributable to current assets. As KPN itself admits, "EuroWeb has cash on hand and/or marketable securities equal to approximately $16 million, which is greater than the aggregate Offer consideration..." In short, the offered price is considerably less than the value of EuroWeb's assets.

         46. Moreover, the Proposed Transaction is costing KPN nothing. Under the heading "Source and Amount of Funds" KPN explains how the Proposed Transaction is to be financed:

         Everest Acquisition estimates that the total amount of funds required to purchase all of the outstanding shares pursuant to the Offer and pay related fees and expenses will be approximately $12.7 million. Everest Acquisition plans to obtain all funds needed for the Offer from Telki, a subsidiary of KPN Telecom, pursuant to a $13 million credit facility agreement (the "Loan")...The Loan will have to be repaid in full (including any accumulated interest thereon) on August 1, 2002. Everest Acquisition currently intends, if the Offer is consummated and a merger occurs between EuroWeb and Everest Acquisition, to repay the Loan from EuroWeb's cash and/or marketable securities on hand.

As noted above, the Company has cash on hand and/or marketable securities equal to approximately $16 million. Thus, KPN is acquiring EuroWeb with EuroWeb's own available cash and securities.

         47. Significantly, the Tender Offer Statement omits well-established yardsticks by which to measure the import of this inadequate price. In the Tender Offer Statement, KPN states:

         None of the KPN Entities has received a report, opinion or appraisal from an outside party related to the Offer, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Offer or any merger following consummation of the Offer to EuroWeb or the Public Stockholders... In arriving at their determination that the Offer is fair to the Public Stockholders, the KPN Entities did not base this decision on the net book value, liquidation value or going concern value of EuroWeb (except as set forth above in the second bullet point under the negative factors), as the KPN Entities did not deem these factors the key bases for determining the value of an Internet service provider. The KPN Entities' belief that the Offer is fair to the Public Stockholders should not be construed as a recommendation as to whether or not you should tender your shares.

         48. In this regard, KPN fails to disclose that the premium implied by the $2.25 per share price is materially inadequate in comparison to the net book value, liquidation value and going concern value of EuroWeb. KPN also creates a false impression that valuations based on net book value, liquidation value and/or going concern value are immateral, improper or irrelevant methods of valuating EuroWeb. KPN also omits what they deem to be the "key bases for determining the value of an Internet service provider."

         49. Further, missing from the Tender Offer Statement is any discounted cash flow analysis, a premiums paid analysis, a minority squeeze-out analysis, a leveraged buy-out analysis, and/or a liquidation analysis. Such standardized investment banking methodologies, are customarily utilized in freeze-out transactions such as the one here. Such analyses were not performed and KPN failed to advise the Class as to the reason why they were not undertaken. The omission of this material information disables EuroWeb's public shareholders from making an informed judgment on value.

         50. The Proposed Transaction is a blatant attempt by KPN to usurp unfairly from EuroWeb minority stockholders their proportionate interest in EuroWeb's current value and in the future growth in EuroWeb's business and future gains in EuroWeb stock. The Proposed Transaction, for grossly inadequate consideration, will deny plaintiffs and the other members of the class of their right to share proportionately in EuroWeb's real current value and in the future success of EuroWeb.

         51. Plaintiffs and all other minority stockholders of EuroWeb will be damaged in that they will not receive in the Proposed Transaction their fair portion of the value of EuroWeb's business. The price per share is unfair and grossly inadequate from both a financial and process perspective. From a financial perspective, the fair value of EuroWeb common stock, as determined by any objective valuation measure is materially in excess of the value of the consideration being offered by KPN. The Proposed Transaction does not offer consideration approaching EuroWeb's true value. From a process perspective, KPN has decided to proceed with the Tender Offer, unilaterally dispensing with the usual procedure of first obtaining Special Committee approval. KPN determined the offering price on its own without negotiating with anyone purporting to represent the interests of the minority shareholders. This defective process has directly contributed to the unfair and grossly inadequate consideration.

         52. Nor does the Tender Offer Statement provide any details regarding business acquisitions by EuroWeb that may currently be under discussion. This information is relevant not only to assess EuroWeb's current value but also to value EuroWeb's long-term growth prospects.

         53. KPN has a duty to disclose fully and fairly all material information regarding the prospects and value of EuroWeb so that the EuroWeb minority shareholders can make an informed decision whether or not to tender their shares into the Tender Offer.

         54. By reason of the foregoing acts and omissions, KPN, with the acquiescence of the individual defendants, has breached and will continue to breach its fiduciary duties as controlling stockholder of EuroWeb by engaging in improper overreaching and self-dealing in pursuing the proposed transaction.

         55. Plaintiff and the class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the proposed transaction.

         56. Plaintiff and the other members of the class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

         A. declaring this action to be a class action and certifying plaintiff as class representative;

         B. enjoining, preliminary and permanently, KPN's proposed acquisition of the EuroWeb stock owned by plaintiff and the other members of the class on the currently proposed terms;

         C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgement, rescinding such transaction or transactions, or granting the class, inter alia, rescissory damages;

         D. directing that defendants account to plaintiff and the other members of the class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their wrongful conduct;

         E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting plaintiff such other and further relief as may be just and proper.

                                                ROSENTHAL, MONHAIT, GROSS
                                                  & GODDESS, P.A.

                                            BY: /s/ CARMELLA P. KEENER
                                                --------------------------------
                                                P.O. Box 1070
                                                919 North Market Street
                                                Suite 1401
                                                Wilmington, Delaware 19801
                                                (302) 656-4433
                                                Attorneys for Plaintiff
OF COUNSEL:

Roy L. Jacobs, Esquire
292 Madison Avenue
15th Floor
New York, New York 10017
(646) 742-9860